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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of April 2000



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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




                                 RADVISION LTD.





6-K Items


1. RadVision Ltd. Press Release dated April 12, 2000.

2. RadVision Ltd. Press Release dated April 17, 2000.

                                                                          ITEM 1

FOR IMMEDIATE RELEASE


Contact:  Karen Gurwitz                         David Seligman
          Dir. Corporate Communications         CFO
          RADVision, Inc.                       RADVision, Ltd.
          Tel: 201.529.4300, x305               Tel: 972.3.645.5446
          kgurwitz@radvision.com                Seligman@tlv.radvision.com
          http://www.radvision.com              http://www.radvision.com


               CHINA TELECOM CHOOSES RADVISION'S H.323 TECHNOLOGY
                       TO DEVELOP VOICE OVER IP SOLUTIONS

      FIRST COMMERCIAL IP TELEPHONY SYSTEM TO BE DEVELOPED BY CHINA TELECOM
           WILL USE RADVISION'S AWARD-WINNING H.323 ENABLING SOFTWARE

Mahwah, NJ, April 12, 2000 -RADVision (NASDAQ:RVSN), the leading provider of industry-standard products and technology for real-time voice and video communication over IP, today announced a licensing agreement under which China Telecom will license RADVision's market leading H.323 enabling software for the development of the first IP telephony system in China.

China Telecom plans to create a VoIP communication solution that will be used by call center developers, ISPs, and enterprise clients. The network will be interoperable across all major platforms. China Telecom's long-term strategy is to migrate China's TDN telephony system to an IP system. By replacing the backbone exchange, China Telecom will have the first IP telephony system in China to be based on industry-standard IP technology for real-time communication over packet-based networks.

According to Bruce BaiQing, Engineering Director of the project at China Telecom, "For our project, it was important to use an enabling software that has been market tested for interoperability and reliability, and provides compatibility across the broadest cross section of multi-vendor products. RADVision's technology meets our requirements."

"China Telecom has a vision for the future of communications in China and we are very pleased they chose to use RADVision's core technology to make their vision a reality," said Shykeh Gordon, VP Worldwide Sales. "The China Telecom project is a very important and exciting large scale effort. They will be able to reduce their time to market by using our proven technology building blocks, and their engineering teams can focus their energies on creating innovations for the next generation of carrier-class networks."

RADVision's H.323 enabling technology will enhance China Telecom's VoIP Communication System by providing flexibility across numerous platforms and support for a rich set of IP telephony features needed by call center developers for computer telephony integration (CTI) functionality.


                                     more...

RADVision's H.323 core protocol enables the creation of real-time voice and video H.323 calls over IP networks. The H.323 Protocol Toolkit consists of H.225 RAS, RTP/RTCP and Q.931 Call Signaling. RADVision also offers optional modules for H.235 Security features as well as H.450 Supplemental Services for a more robust solution. Designed to be platform independent, the RADVision H.323 protocol toolkit is available for numerous operating systems including various UNIX versions, real-time OSs for embedded systems, as well as Windows, including Windows NT and Win CE.

About China Telecom

China Telecom is the leading provider of cellular phone services in the Chinese mainland provinces of Guangdong, Zhejiang, and Jiangsu. The Ministry of Posts and Telecommunications (MPT) has recently recognized that China Telecom will be the only cellular telecommunications services company operating in mainland China and, under the MPT's control, it is listed on securities exchanges in Hong Kong and outside China. The MPT, however, does not participate, directly or indirectly, in the provision of cellular telecommunications services in any province in which China Telecom currently operates or may operate in the future.

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and products required for the transmission of real-time voice, video and data over packet networks. RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.


This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities and Exchange Commission, including RADVISION's Form F-1.



                                       ###

                            All trademarks recognized

                                                                          ITEM 2

RADVISION

                                                                         SIEMENS

FOR IMMEDIATE RELEASE

Contact:   Karen Gurwitz                             David Seligman
           Dir. Corporate Communications             CFO
           RADVision, Inc.                           RADVision, Ltd.
           Tel: 201.529.4300, x305                   Tel: 972.3.645.5446
           kgurwitz@radvision.com                    Seligman@tlv.radvision.com
           http://www.radvision.com                  http://www.radvision.com

           Andreas Fischer
           Corporate Communications
           Siemens Information and Communication Networks
           Tel: +49 89 722-33988
           andreas.fischer@uk.siemens.de
           http://www.siemens.com/ic/networks

                 Joint Press Release from Siemens and RADVision
                 ----------------------------------------------

          SIEMENS SIGNS LONG-TERM LICENSING AGREEMENT TO USE RADVISION
                            H.323 ENABLING TECHNOLOGY

  STRATEGIC ALLIANCE INCLUDES SIEMENS PURCHASE OF 1.6 MILLION RADVISION SHARES

Munich, Germany/Tel Aviv, Israel -- April 17, 2000 - Siemens AG and RADVision LTD (NASDAQ: RVSN), the leading provider of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet Protocol or IP, today announced that they have signed a strategic long-term agreement enabling Siemens Information and Communication Networks Group (ICN) to utilize RADVision's award winning H.323 enabling software for developing IP-based products and solutions within the framework of IP-based product architectures of Siemens ICN. The licensing agreement includes the H.323 core protocol and add-on modules such as
H.450 for supplementary services, and H.235 for security, plus RADVision's gatekeeper technology.

Concurrent with RADVision's recent IPO, Siemens purchased 1.6 million RADVision shares. The shares were purchased from RADVision and certain shareholders. Andy
W. Mattes, President of Enterprise Networks, Siemens ICN was recently elected to RADVision's Board of Directors.

"Siemens and RADVision have enjoyed a fruitful relationship in the H.323 arena for several years now," said Andy W. Mattes, President of Enterprise Networks, a division of Siemens ICN. "The new agreements with RADVision show the strength of Siemens commitments toward IP and IP-related partnerships, both a major element of HiPath, our recently announced Enterprise Convergence Architecture."

"The cooperation with RADVision is a major point for our successful SURPASS carrier product portfolio" said Dr. Winfried Buttner, President of Siemens ICN's Wireline Networks division. "H.323 is a key element in the voice over IP functionality of SURPASS."



                                     -more-

According to Ami Amir, RADVision's CEO, "We have always viewed Siemens as a very important and strategic partner. Siemens and RADVision have been collaborating now more than two years, and the investment, Andy Mattes's board position and the umbrella agreement all are extremely positive actions that further cement our relationship."

HiPath  supports an application  portfolio for web-based  integrated  voice-data solutions  such  as  customer  relationship  management,  multimedia  messaging,
e-business, collaboration and mobile working. Siemens SURPASS is Voice-over-IP/ATM technology for the convergence of voice and data networks that is tailored to the needs of carriers and service providers. Based on an open architecture, it brings to data networks the high quality and voice-service versatility of real-time voice networks. Conversely, it also makes it possible to use IP applications in the voice network. The evolutionary concept of Surpass ensures that the existing network infrastructure can continue to be used to a great extent.

RADVision's family of H.323 software products performs all the functions needed to establish and manage real-time voice/video/data communication over IP networks, and is part of the RADVision V2oIPTM product family, which also includes MGCP (Media Gateway Control Protocol) enabling software and standards-based gateways and conferencing bridges.

About Siemens, Information and Communication Networks Group

The Information and Communications business segment is part of Siemens AG, a global powerhouse in electrical engineering and electronics with more than $75 billion in sales. Information and Communications consists of the three groups Information and Communication Networks (51,500 employees, $10 billion sales), Information and Communication Mobile (20,000 employees, $5 billion sales) and Siemens Business Services (34,000 employees, $5,5 billion sales).

Information and Communication Networks is an integral part of Information and Communications. As Solution Provider of voice, data networks and services Information and Communication Networks has a comprehensive product portfolio - producing and supplying complete systems, enterprise products, switching and transmission equipment - and many years of consulting experience in planning, setting up, and operating networks.

Further     information     can    be    found    on    the     Internet     at:
http://www.siemens.com/ic/networks/
-----------------------------------


About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and products required for the transmission of real-time voice, video and data over packet networks. RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

                                     more...

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities and Exchange Commission, including RADVISION's Form F-1.



                                       ###

                            All trademarks recognized

                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                      David Seligman
                                                    Chief Financial Officer


Dated: April 17, 2000